J. STEVEN PATTERSON
202.887.4152/fax: 202.887.4288
spatterson@akingump.com
February 27, 2006
Max A. Webb
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Re:	Tim Hortons Inc. Amendment No. 3 to Registration Statement on Form S-1 File Number 333-130035
Dear Mr. Webb:
     On behalf of Tim Hortons Inc., a Delaware corporation (the “Registrant”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Registrant’s registration statement filed on Form S-1, File Number 333-130035, filed December 1, 2005. In addition, we will provide marked copies showing changes from the Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the registration statement for your convenience.
     We are providing the following responses to the comment letter dated February 24, 2006, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 2. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. All page numbers in our responses refer to Amendment No. 3, and, unless otherwise stated, references in the following responses and in the prospectus to “dollars” and “$” are to Canadian dollars.
General
1.	We note your response to our prior comment one and our discussions with counsel on February 13 and 14, 2006. Please remove from the cover page the firms that are not lead underwriters, or tell us in your response letter why you believe inclusion of

Securities and Exchange Commission
February 27, 2006

the additional firms is so material under Item 501 of Regulation S-K as to merit inclusion on the cover page.
The Registrant has revised its disclosure in response to the Staff’s comment by removing all firms that are not lead underwriters from the cover page.
Management, page 89
2006 Stock Incentive Plan, page 97
2.	We note your response to our prior comment eight and revision to the carryover paragraph at the bottom of page 97. Please also include here your response to us that the Wendy’s compensation committee makes recommendations to your board and that your entire board makes the final determinations as to officer and director compensation under the plan.

The Wendy’s compensation committee will serve in an advisory role to the Registrant’s board of directors. Please note the discussion of the 2006 Wendy’s compensation committee’s role under the Registrant’s Stock Incentive Plan (beginning on page 99) and Executive Annual Performance Plan (beginning on page 105).
Our Relationship with Wendy’s, page 105
General
3.	In your descriptions of the agreements, also state the terms of the agreements and any differing termination dates for material provisions in the agreements. For example, regarding the shared services agreement, we note your statement on page 109 that most of the services may be provided until the spin-off or until December 31, 2008, “whichever is earlier,” but it is not clear to what extent a particular material service, or even if most of the material services, will terminate as early as the spin-off. Also, describe to what extent you may make amendments to the agreements prior to the spin-off that amount to material changes to agreement provisions as described in the information statement and how you will convey such changes to Wendy’s stockholders after circulation of the information statement. We may have further comments once you have filed the agreements as exhibits.

Securities and Exchange Commission
February 27, 2006

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure appears on pages 110, 112 and 115 for the separation agreements.
If the Registrant and Wendy’s mutually agree, they may amend the separation agreements prior to the spin-off. In such a case, the Registrant and Wendy’s would disclose and file the amendment on a current report on Form 8-K as required under the Securities Exchange Act of 1934, as amended.
Master Separation Agreement, page, 106
4.	Please note how Wendy’s and you determined which assets are “properly owned” by either company for purposes of separating assets here.

The Registrant has revised its disclosure in response to the Staff’s comment. The revised disclosure on page 110 provides as follows:

“After the completion of this offering, if it is discovered Wendy’s has title to, or an interest in, any asset that is used exclusively or held for use exclusively in our business,

Securities and Exchange Commission
February 27, 2006

as it existed at the completion of this offering, we and Wendy’s will cooperate to transfer such asset to us. Likewise, if it is discovered that we had at the completion of this offering title to, or an interest in any asset other than those used or held for use exclusively in our business, as it existed at the completion of this offering, we and Wendy’s will cooperate to transfer such asset to Wendy’s.”

5.	We note your description on page 107 of agreed limitations on your incurrence of additional indebtedness. Please mention these limitations in an appropriate risk factor as well as your Liquidity and Capital Resources section concerning your ability or need to incur additional indebtedness to meet operations, capital or other business needs. Similarly, discuss in the risk factors the agreement limits on your ability to acquire businesses or sell your assets.

The Registrant has revised its disclosure in response to the Staff’s comment adding the following disclosure on to pages 25 and 63:

“for so long as Wendy’s is required to consolidate our results of operations and financial position, we may not incur any additional indebtedness (other than under our senior bank facility or refinancing our bridge loan facility) if the incurrence of indebtedness either (i) will cause Wendy’s to be in breach or default under any contract or agreement, (ii) is reasonably likely, in Wendy’s reasonable opinion, to adversely impact Wendy’s credit rating or (iii) involves more than US$10.0 million.”
Financial Statements
Note 1. Summary of Significant Accounting Policies, page F-12
Note 14. Segment Reporting, page F-29.
6.	We note your response to our prior comment 17, but do not believe your financial statement revisions adequately addressed our prior comment. Please provide in your notes to your interim financial statements the revenue and costs associated with franchisor-owned outlets similar to the disclosure in your response to our prior comment 17 and your revised note 1 on page F-12 and note 14 on page F 29. See paragraph 23 of SFAS No. 45 for guidance. Additionally, based on your revised disclosure in note 1 and note 14 we note that your MD&A does not fully disclose the factors responsible for fluctuations in “company operated restaurant sales” for the

Securities and Exchange Commission
February 27, 2006

period between fiscal 2003 and 2004, and for “cost of sales related to company operated restaurants” between 2003 and 2004. Also your “sales from restaurants consolidated under FIN 46R” disclosed in note 14 on page F-29 of approximately $69.9 million does not agree to the amount disclosed in your MD&A on page 58. Please revise or advise accordingly.
The Registrant has revised its disclosure throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations in response to the Staff’s comment. Going forward, the Registrant will include the disclosures required by paragraph 23 of SFAS No. 45 in its interim condensed consolidated financial statements in response to the Staff’s comment.
Other
7.	Please update your financial statements in a future amendment to the registration statement in accordance with Article 3-12 of Regulation S-X.

The Registrant has revised its disclosure in response to the Staff’s comment. Amendment No. 3 includes the Registrant’s audited financial statements for fiscal 2005.

8.	Please note that there are various prior comments included in our letter dated December 30, 2005, in which you indicate that responsive changes will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form S-1 registration statement. Please note that we may have further comment upon our review of your revised disclosures.

The Registrant has revised its disclosure in response to the Staff’s previous comments and acknowledges that the Staff may have further comment upon its review of our revised disclosure.
     If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (202) 887-4152 or by facsimile at (202) 955-7614. Thank you for your assistance.
Very truly yours,
J. Steven Patterson

Securities and Exchange Commission
February 27, 2006

Enclosures

cc:	Michele M. Anderson, Legal Branch Chief
Cheryl Grant, Staff Attorney
Linda Cverkel, Accountant Branch Chief
Jeffrey Jaramillo, Staff Accountant
Leon M. McCorkle, Jr., Wendy’s International, Inc.
Robert E. Buckholz, Sullivan & Cromwell LLP